Exhibit 99.2

October 15, 2021

The Very Good Food Company Inc.

2748 Rupert Street

Vancouver, British Columbia

Canada, V5M 3T7

Attn: Kamini Hitkari, Chief Financial Officer

Dear Ms. Hitkari:

This letter (this “Agreement”) constitutes the agreement between A.G.P./Alliance Global Partners (“AGP”) as lead placement agent, and Roth Capital Partners as co-placement agent (collectively, the “Placement Agent”) and The Very Good Food Company Inc., a company existing under the laws of British Columbia (the “Company”), that the Placement Agent shall serve as the placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement by registered direct offering (the “Offering”) of common shares of the Company (the “Common Shares”), and warrants to purchase Common Shares (the “Warrants” and together with the Common Shares, the “Securities”). The Securities actually placed by the Placement Agent are referred to herein as the “Placement Agent Securities.” The terms of the Offering shall be mutually agreed upon by the Company and the purchasers of the Securities (each, a “Purchaser” and collectively, the “Purchasers”), and nothing herein shall confer or be construed to confer on the Placement Agent the power or authority to bind the Company or any Purchaser, or constitute or be construed as an obligation for the Company to issue any Securities or complete the Offering. The Company expressly acknowledges and agrees that the Placement Agent’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. AGP may retain other brokers or dealers to act as sub-agents or selected-dealers (a “Selling Firm”) on its behalf in connection with the Offering. The Placement Agent shall ensure that any Selling Firm member agrees with the Placement Agent to comply with the covenants and obligations given by the Placement Agent herein, including to comply with applicable laws, including securities laws, and the terms of this Agreement in connection with the offer and sale of the Securities. Certain affiliates of the Placement Agent may participate in the Offering by purchasing some of the Placement Agent Securities. The sale of Placement Agent Securities to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) between the Company and the Purchasers, in a form reasonably acceptable to the Company and the Purchasers. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of the Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. With respect to the Placement Agent Securities, each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Offering, is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority (“FINRA”) member firm among the Company’s officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater shareholder of the Company.

B. Covenants of the Company. The Company covenants and agrees to use its commercially reasonable efforts to continue to retain (i) a firm of independent PCAOB registered public accountants for a period of at least three (3) years after the Closing Date; and (ii) a competent transfer agent with respect to the Common Shares for a period of three (3) years after the Closing Date. Furthermore, for ninety (90) days after the Closing Date, the Company shall not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents (as defined in the Purchase Agreement) without the prior written consent of AGP, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, this Section 1.B shall not apply in respect of any Exempt Issuance or the filing of any registration statement on Form S-8 in respect of Common Shares issuable upon exercise of options under the Equity Compensation Plans.

SECTION 2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PLACEMENT AGENT. Each Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the United States of America, applicable to the offers and sales of the Placement Agent Securities by such Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its jurisdiction of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status with respect to subsections (i) through (v) above. Each Placement Agent covenants that it will use its reasonable best efforts to conduct the Offering hereunder in compliance with the provisions of this Agreement and the requirements of applicable law. The Placement Agent covenants to ensure any Selling Firm appointed shall: (i) be compensated by the Placement Agent from its compensation hereunder; and (ii) agree to comply with the covenants and obligations given by the Placement Agent herein. Each Placement Agent further covenants that it will provide the Company with any information that it reasonably requires to fulfill any securities law filings in Canada and/or the United States, including in respect of Purchaser information.

SECTION 3. COMPENSATION.

A. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent or its designees a total cash fee equal to 6% of the gross proceeds from the sale of the Placement Agent Securities under the Offering (the “Cash Fee”). The Cash Fee shall be paid on the Closing Date.

B. The Company shall reimburse the Placement Agent for (i) legal expenses incurred by the Placement Agent in connection with the Offering in the amount of US$125,000 and (ii) non-accountable expenses (the “NAE”) including, but not limited to, IPREO software related expenses, background check(s), tombstones, marketing related expenses; i.e. roadshow, et al., and any other expenses incurred by the Placement Agent in connection with the Offering; provided, however, that such reimbursement amount shall not in any way limit or impair the indemnification and contribution provisions of this Agreement. The NAE shall not exceed US$30,000. The NAE shall be paid on the Closing Date.

C. In addition, the Company shall issue the Placement Agent (and/or its designees) on each Closing Date warrants (the “Placement Agent Warrants”) to purchase Common Shares in an amount equal to 3.5% of the Securities sold in the Offering. The Placement Agent Warrants shall be in substantially the form of the Warrants sold in the Offering, shall be exercisable, in whole or in part, commencing on a date which is six (6) months after the pricing of the Offering and expiring on the three year anniversary of the initial exercise date of the Placement Agent Warrants, at an initial exercise price per Common Share equal to 125% of the offering price of the Common Shares in the Offering. The terms of the Placement Agent Warrants shall comply, in all respects with the requirements of FINRA, including with respect to FINRA Rule 5110, and the rules of the TSX Venture Exchange (the “TSX-V”).

C. The Placement Agent reserves the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agent’s aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 4. INDEMNIFICATION.

A. To the extent permitted by law, with respect to the Placement Agent Securities, the Company will indemnify the Placement Agent and its affiliates, stockholders, directors, officers, employees, members and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the Offering or the Placement Agent’s services pursuant to this Agreement, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from the Placement Agent’s willful misconduct, fraud or gross negligence in performing the services described herein.

B. Promptly after receipt by the Placement Agent of notice of any claim or the commencement of any action or proceeding with respect to which the Placement Agent is entitled to indemnity hereunder, the Placement Agent will notify the Company in writing of such claim or of the commencement of such action or proceeding, but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by the Placement Agent, the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the Placement Agent and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Placement Agent will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for the Placement Agent reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Placement Agent. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to fees of local counsel. The Company will have the right to settle the claim or proceeding, provided that the Company will not settle any such claim, action or proceeding without the prior written consent of the Placement Agent, which will not be unreasonably withheld.

C. The Company agrees to notify the Placement Agent promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

D. If for any reason the foregoing indemnity is unavailable to the Placement Agent or insufficient to hold the Placement Agent harmless, then the Company shall contribute to the amount paid or payable by the Placement Agent as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Placement Agent on the other, but also the relative fault of the Company on the one hand and the Placement Agent on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, the Placement Agent’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Placement Agent under this Agreement (excluding any amounts received as reimbursement of expenses incurred by the Placement Agent).

E. These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this Agreement is completed and shall survive the termination of this Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this Agreement or otherwise.

SECTION 5. ENGAGEMENT TERM. The Placement Agent’s engagement hereunder will be until the earlier of (i) October 31, 2021 (if no Purchase Agreements have been executed and delivered by such date); and (ii) the Closing Date. The date of termination of this Agreement is referred to herein as the “Termination Date.” The Company may elect to terminate the engagement hereunder for any reason prior to the Termination Date but will remain responsible for fees pursuant to Section 3 hereof with respect to the Placement Agent Securities that are sold in the Offering. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees actually earned pursuant to Section 3 hereof and the provisions concerning confidentiality, indemnification and contribution contained herein will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Offering, all fees due to the Placement Agent shall be paid by the Company to the Placement Agent as soon as practicable after the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to the Placement Agent by the Company for any purposes other than those contemplated under this Agreement.

SECTION 6. PLACEMENT AGENT INFORMATION. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Offering and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent’s prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 8. CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Placement Agent Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent:

A. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Placement Agent Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Placement Agent Securities shall be reasonably satisfactory in all material respects to the Placement Agent.

B. The Placement Agent shall have received from each of U.S. Company Counsel and Canadian Company Counsel such counsels’ written opinions with respect to the Securities as contemplated in the Purchase Agreement, addressed to the Placement Agent and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent.

C. The Placement Agent shall have received customary certificates of the Company’s Chief Executive Officer and Chief Financial Officer, as to the accuracy of the representations and warranties contained in the Purchase Agreement, and certifying that the Company’s charter documents are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company’s Board of Directors relating to the Offering are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company executing documents in connection with the Offering.

D. The Placement Agent shall have received an executed 45-day lock-up agreement and an executed FINRA questionnaire from each of the Company (with respect to the FINRA questionnaire only) and the Company’s executive officers and directors, with customary carve-outs for transactions of this nature.

E. The Common Shares shall be registered under the Exchange Act. As of the date of the Purchase Agreement, the Company shall have submitted an application for conditional approval to list or quote all Common Shares sold in the Offering and Common Shares underlying the Warrants on the TSX-V; as of the Closing Date, satisfactory evidence of conditional approval to list or quote all Common Shares sold in the Offering and Common Shares underlying the Warrants on the TSX-V. As of the Closing Date, the Company shall have notified The Nasdaq Stock Market LLC (“Nasdaq”) of the Offering in accordance with Nasdaq Rule 5250(e), and satisfactory evidence of such notification shall have been provided to the Placement Agent, acting reasonably. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Common Shares under the Exchange Act or delisting or suspending from trading the Common Shares from the TSX-V or Nasdaq, nor will the Company have received any information suggesting that the Commission or the TSX-V or Nasdaq is contemplating terminating such registration or listing.

F. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Placement Agent Securities or have a Material Adverse Effect; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Placement Agent Securities or have a Material Adverse Effect.

G. The Company shall have entered into a Purchase Agreement with each Purchaser in the Offering and each such agreement shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the respective Purchasers.

H. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent’s counsel to make on the Company’s behalf, any filing with the FINRA Corporate Financing Department pursuant to applicable FINRA Rules with respect to the Offering and pay all filing fees required in connection therewith.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 9. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 10. ENTIRE AGREEMENT/MISCELLANEOUS. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the Closing Date of the Offering and delivery of the Placement Agent Securities for a period of two years from the Closing Date. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 11. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 12. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agent shall, provided the Offering is completed, on and after the Closing Date, have the right to reference the Offering and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense, in each case, to the extent permitted by applicable securities laws.

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to the Placement Agent the enclosed copy of this Agreement.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name: Thomas J. Higgins
Title: Managing Director

Address for notice:
590 Madison Avenue 36th Floor
New York, New York 10022
Attn: Thomas J. Higgins
Email: thiggins@allianceg.com

ROTH CAPITAL PARTNERS

By:	/s/ Paul Zaffaroni
Name: Paul Zaffaroni
Title: Managing Director

Address for notice:
888 San Clemente Dr., Suite 400 Newport Beach CA, 92660

Attn: Paul Zaffaroni
Email: pzaffaroni@roth.com

Accepted and Agreed to as of the date first written above:

THE VERY GOOD FOOD COMPANY INC.

By:	/s/ Kamini Hitkari
Name: Kamini Hitkari
Title: Chief Financial Officer

Address for notice:

2748 Rupert Street

Vancouver, British Columbia

Canada, V5M 3T7

Attn: Kamini Hitkari, Chief Financial Officer

[Signature Page to Placement Agency Agreement.]